SilverCrest Files NI43-101 Resource Report for La Joya Property

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. February 21, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce it has filed the NI43-101 Technical Report and initial resource estimation for its La Joya Property in Durango, Mexico. Inferred Resources previously announced in a news release dated January 5, 2012 are estimated at 57.9 million tonnes grading 28 gpt silver, 0.18 gpt gold, and 0.21% copper. These initial resources contain approximately 51.3 million ounces of silver, 333,400 ounces of gold (16.7 million ounce of Ag Eq) and 270.3 million pounds of copper (33.9 million ounces Ag Eq) for a total of 101.9 million ounces silver equivalent* (Ag Eq) using a cutoff grade of 15 gpt Ag Eq. Resource estimates using higher grade cutoffs are also shown in the table below. The Report can be reviewed in its entirety in the Company’s file at www.sedar.com .

These resources have been independently estimated utilizing Company Phase I drilling and sampling programs along with independently-validated historic data. Drilling to date has been relatively widespread in the Phase I area which is approximately 1 kilometre by 500 metres. As a result, the initial resource estimates are considered by the Company to cover only a portion of the overall potential within the Phase I area. The Main Mineralized Trend, which includes the Phase I and Phase II drilling areas, has an overall length of 2.5 kilometres and an average minimum width of 500 metres (see News Release dated November 14, 2011 for description of target areas). Phase II drilling is currently underway and contemplates at least 80 drill holes to further test the Main Mineralized Trend as well as three adjacent targets.

La Joya Silver, Gold, Copper Resource Summary (Phase I Area)

Category**	AgEQ Cut-off Grade (GPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEQ Ounces*
Inferred***	15	57,940,000	28	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000
Inferred	30	35,546,000	39	0.22	0.30	44,277,000	245,900	237,539,000	86,365,000
Inferred	50	19,622,000	55	0.24	0.45	34,636,000	153,800	194,187,000	66,679,000

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

Based on available data and computer modeling, the current most continuous mineralization at La Joya is hosted within at least 9 sub-vertical, near east-west striking structurally-controlled stockwork zones. These zones are considered to be semi-continuous along strike with true widths ranging from 15 to 50 metres using a cutoff grade of 15 gpt Ag Eq. At least 14 near-horizontal mantos (semi-continuous disseminated stratabound sulphides) have been defined within the resource area, which are cross-cut by the stockwork zones and are currently considered secondary to stockwork mineralization. The La Joya deposit is currently interpreted to host four related styles of mineralization, (See News Release dated October 17, 2011 for defined types of mineralization at La Joya.)

Preliminary Inferred Resources for lead (Pb), zinc (Zn) and tungsten (WO3) have also been estimated in the report for which summaries are presented below. These resources are relatively restricted in area until further drilling and delineation have been completed. Historic drilling has shown widespread, pervasive tungsten at La Joya. Some of the historic drill data cannot be validated and therefore, cannot be relied upon for resource estimation. Ongoing Phase II drilling will test non-validated historically drilled areas.

Lead and zinc mineralization is recognized to be concentrated within the structural corridors and is currently thought to be mineralogically independent of the Ag-Cu-Au concentrations. A Mineral Resource Estimate for lead and zinc has been calculated as basis for future resource estimation on the property and is reported using a 0.75% Zn+Pb cut-off. The value per tonne method was not used to calculate an equivalent for these metals as the long term metal price trends indicates near 1:1 relationship.

Inferred Zn+Pb Resource Estimation (Phase I Area)

Category	Zn+Pb Cut-off Grade (%)	Rounded Tonnage	Zn (%)	Pb (%)	Pb+Zn (%)
Inferred	0.75	914,000	1.01	0.40	1.42

Tungsten mineralization is recognized to be locally concentrated on the property in certain non-validated historic drilling as well as being verified by recent SilverCrest drilling. Future exploration efforts by SilverCrest are expected to quantify tungsten concentrations on the property. An Inferred Mineral Resource for tungsten has been estimated based on recent verified SilverCrest and validated historic drilling only as a basis for future resource estimation and is reported using a 0.05% tungsten trioxide (WO3) cut off.

Inferred WO3Resource Estimation (Phase I Area)

Category	WO3 Cut-off (%)	Rounded Tonnage	WO3 (%)
Inferred	0.05	5,308,000	0.064

The independent Qualified Persons for the La Joya resource estimation who have reviewed and approved the contents of this news release are James Barr., P.Geo. and Lara Reggin, P.Geo. both from the consulting firm of EBA Engineering Consultants Ltd., a Tetra Tech Company and Ting Lu, P.Eng. from Wardrop Engineering, a Tetra Tech Company. The Technical Report was prepared by the Qualified Persons and adheres to the disclosure requirements of NI 43-101. There have been no previous qualified resources reported for La Joya.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

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